Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited interim condensed consolidated financial statements, including the notes thereto, for the three months ended March 31, 2026 and 2025, respectively, included as Exhibit 99.1 to the report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read our “ITEM 5. Operating and financial review and prospects” and our audited consolidated financial statements for fiscal year 2025, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 20, 2026. In addition, we recommend that you read any public announcements made by InflaRx N.V.

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in euros. Unless otherwise indicated, all references to currency amounts in this discussion are in euros. We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “ITEM 3. Key Information––Risk factors” in the annual report and risks described in our subsequent SEC filings.

Unless otherwise indicated or the context otherwise requires, all references to “InflaRx” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to InflaRx N.V. and its subsidiaries InflaRx GmbH and InflaRx Pharmaceuticals, Inc.

Overview

InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5a receptor technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx is developing izicopan (formerly known as INF904), a novel orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor. InflaRx has also developed vilobelimab, a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies.

Dr. Camilla Chong will resign from her position as Chief Medical Officer, effective August 2026. Her resignation did not result from any disagreement with the Company regarding its operations, policies, or clinical development programs. The Company’s existing clinical team and senior management, supported by external advisors, are overseeing her responsibilities to ensure continuity across the Company’s clinical development activities.

On January 8, 2026, InflaRx announced a restructuring and a change in strategy, focusing future resource allocation predominantly towards further clinical development of izicopan. As part of this strategy, a significant reduction of its workforce was announced, predominantly in areas which were supporting commercialization and late-stage development of vilobelimab. These measures, including write-down of product inventory and one-time restructuring cost already reflected in the 2025 financial statements and additional one-time restructuring costs of €0.6 million in 2026, once successfully implemented, are expected to reduce the future cost structure of the Company.

Anti-C5aR inhibitor izicopan

To explore the full potential of our anti-C5a/C5aR technologies, we are clinically developing our lead product candidate, izicopan, which is an orally administered, small-molecule inhibitor of C5aR1. Based on its mode of action and encouraging preclinical and clinical data generated to date, we believe izicopan is a promising product candidate for being further developed in several disease areas of inflammation, where orally available therapeutics are not available or do not meet the medical need.

Izicopan has shown potential for superior characteristics to the only approved C5aR inhibitor, avacopan, in pre-clinical studies and in clinical pharmacology studies. Izicopan has demonstrated higher plasma exposure in animals, including non-human primates, and humans. Izicopan is also characterized by an improved inhibitory activity in a hamster neutropenia model compared to avacopan and in our completed pharmacodynamic Phase 1 studies. As announced in April 2026, in vitro findings demonstrate that izicopan does not exhibit time-dependent inhibition of CYP3A4, an important indicator for the risk for drug-drug interactions (DDIs) and liver toxicity. In addition, izicopan demonstrated potential for anti-inflammatory therapeutic effects in several preclinical disease models. In January 2024, we announced the positive results of a single and multiple ascending dose study with izicopan in healthy volunteers. In November 2025, we reported positive data from a Phase 2a clinical study in HS and CSU patients.

Izicopan for the treatment of HS

HS is a chronic, recurrent, debilitating neutrophil-driven inflammatory skin disease that can persist for years and is severely debilitating and tremendously impacts quality of life. It is characterized by three types of skin lesions: abscesses, nodules and draining tunnels. Izicopan inhibits the known C5a-induced effects on neutrophil activation and tissue accumulation of immune cells, including generation of tissue damaging mechanisms (enzyme release and oxidative radical formation) as well as induction of NETosis – mechanisms thought to be involved in HS progression and draining tunnel formation. Clinical evidence with existing C5a/C5aR products also supports that blocking this pathway reduces lesion counts. Patients’ responses to treatment with currently approved anti-TNF-alpha or anti-IL17 drugs are known to wane over time in a significant number of cases; and treatment with new therapeutics acting through other molecular mechanisms are needed for these patients. In our recently concluded Phase 2a clinical study we could gather strong evidence that izicopan is highly active in HS, with improvements in efficacy measures largely differentiated from historically reported placebo response rates, and in line with reported improvements at the 4-week time point for therapies which have successfully completed Phase 3 trials or received approval. Given this positive, biologic-like emerging clinical profile, with rapid, consistent and significant reductions in all lesion counts, total inflammatory burden (TIB), and patient reported outcomes (in particular NRS30 Skin Pain), we are progressing our plans for further clinical development.

Izicopan for the treatment of AAV and other renal diseases

Given the role of the C5a/C5aR axis in AAV, support from key opinion leaders, and recent developments in the commercial market, InflaRx intends to pursue development with izicopan in this indication. In addition, the Company intends to establish proof-of-concept for izicopan across a broader range of kidney diseases, including atypical hemolytic uremic syndrome (aHUS), IgA nephropathy (IgAN), and C3 glomerulopathy (C3G).

Izicopan for the treatment of CSU

CSU is a debilitating and unpredictable skin disease, characterized by intensely itchy hives / wheals and angioedema. The burden of this chronic disease is high and impacts sleep, mental health, quality of life and productivity due to absences from school and work. CSU is estimated to affect around 40 million people worldwide. CSU patients have been reported to show elevated C5a levels, a major activator of mast cells and basophils which are thought to be significant contributors to CSU pathogenesis. In addition, studies suggest that complement activation (including through C5a) in CSU can lead to histamine release. Current treatments for patients that do not respond to readily available anti-histamines are limited, and a significant unmet need exists in a sizable proportion of patients. In our recently concluded Phase 2a clinical study we could show encouraging data in these patients, suggesting that izicopan is active in CSU and not only differentiated from reported historical placebo rates, but potentially within the range of currently approved CSU therapies. These data further indicate that response rates may deepen with longer-term treatment. Given this positive emerging clinical profile, we are planning further development potentially in collaboration with pharmaceutical partners.

Anti-C5a antibody vilobelimab

Vilobelimab, is a novel, intravenously delivered, first-in-class monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings. We have been developing vilobelimab in a wide array of complement-mediated diseases with significant unmet medical need.

Vilobelimab for the treatment of severe COVID-19

Vilobelimab has been tested in critically ill COVID-19 patients, for which we concluded a double-blinded, placebo controlled, multicenter Phase 3 study in March 2022, demonstrating a relative reduction in 28-day all-cause mortality by 23.9%. Subsequently, in April 2023, we were granted an EUA by the FDA for the treatment of critically ill, invasively mechanically ventilated COVID-19 patients. In January 2025, we obtained a marketing authorization under exceptional circumstances, by the European Commission for the treatment of adult patients with SARS-CoV-2-induced ARDS, who are receiving systemic corticosteroids as part of standard of care and receiving invasive mechanical ventilation, or IMV, with or without extracorporeal membrane oxygenation, or ECMO. The product has been introduced into the pharmaceutical market in the U.S. under the tradename GOHIBIC and is commercially available for ordering by hospitals. Vilobelimab is also being evaluated in a Phase 2 clinical platform study in broader ARDS, funded by the Biomedical Advanced Research and Development Authority, or BARDA.

Anti-C5a antibody IFX002

We are developing IFX002 for the treatment of chronic inflammatory diseases. IFX002 is a highly potent anti- C5a antibody, which binds to the same domain of the C5a protein as vilobelimab, but which has a higher humanization grade and altered pharmacokinetic properties compared to vilobelimab. IFX002 is currently in preclinical development. We consider IFX002 to be a life-cycle management product to vilobelimab, given the long remaining patent life of IFX002.

Financial highlights

As of March 31, 2026, we had available funds amounting to €39.7 million, composed of €15.0 million in cash and cash equivalents and €24.7 million in marketable securities. Of the €15.0 million cash and cash equivalents, €7.3 million are held in euros and €7.7 million are held in U.S. dollars. Marketable securities held in U.S. dollars have a nominal value of $28.5 million (€24.8 million). We believe that our current funds on hand will be sufficient to fund our planned operations into 2027.

We anticipate that our expenses might increase if and as we:

•	continue research, preclinical and clinical development efforts, as applicable, for any existing and future product candidates, including izicopan, vilobelimab and IFX002;

•	actively seek to identify additional research programs and additional product candidates;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

•
establish and expand sales, marketing, distribution and other commercial infrastructure now and in the future to commercialize various products for which we may obtain marketing authorization or approval, if any;

•	require the scale-up and validation of the manufacturing process and the manufacturing of larger quantities of product candidates for clinical development and, potentially, commercialization;

•	collaborate with strategic partners to optimize the manufacturing process for izicopan, vilobelimab, IFX002, and other pipeline products;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as commercial, marketing, clinical, quality control and scientific personnel; and

•
add operational, financial and management information systems and personnel, including personnel to support our product development as well as commercialization and help us comply with our obligations as a public company.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we are, or any future collaborator is, able to obtain full marketing authorization or approval for, and successfully commercialize, one or more of our product candidates. Successful commercialization will require achievement of key milestones, including completing clinical trials of izicopan, vilobelimab, and any other product candidates, obtaining marketing authorization or approval for these product candidates, manufacturing, marketing and selling those products for which we, or any of our future collaborators, may obtain marketing authorization or approval, satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. Because of the uncertainties and risks associated with these activities, we are unable to accurately predict the timing and amount of revenues, and if or when we might achieve profitability. We and any future collaborators may never succeed in these activities and, even if we do, or any future collaborators do, we may never generate revenue that is large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We expect our financial condition and operating results to continue to fluctuate from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. In order to succeed, we will need to transition from a company with a research and development focus to a company capable of undertaking commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays, and may not be successful in such a transition.

Accordingly, we may seek to further fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop vilobelimab or any additional product candidates.

Our failure to become and remain profitable could depress the market price of our ordinary shares and could impair our ability to raise capital, pay dividends, expand our business, diversify our product offerings or continue our operations. If we continue to suffer losses as we have in the past, investors may not receive any return on their investment and may lose their entire investment.

Research and development expenses

Research and development expenses have consisted principally of:

•
expenses incurred under agreements with CROs, contract manufacturing organizations, or CDMOs, consultants and independent contractors that conduct research and development, preclinical and clinical activities on our behalf;

•	employee-related expenses, including salaries, benefits and stock-based compensation expense based upon employees’ role within the organization; and

•	professional fees for lawyers related to the protection and maintenance of our intellectual property.

We expense research and development costs as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as status of patient enrollment or clinical site activations for measuring services received and efforts expended. Research and development activities are central to our business model.

Our research and development expenses primarily relate to the following key programs:

•
Vilobelimab. Our expenses associated with vilobelimab have decreased significantly as a result of the January 2026 restructuring and the termination of our Phase 3 study in PG. We expect vilobelimab-related expenses to continue to decrease in 2026 compared to 2025. However, we will still incur costs associated with the wind-down of the Phase 3 trial in PG, ongoing participation in the BARDA-sponsored Phase 2 clinical platform study in broader ARDS, maintaining our manufacturing infrastructure for GOHIBIC (vilobelimab) in compliance with regulatory standards, and continued FDA discussions regarding a potential BLA for full approval of GOHIBIC (vilobelimab). Any future clinical development activities in PG or other indications would likely be conducted only in collaboration with a partner

•
Izicopan. We are developing izicopan, a product candidate that targets C5aR. We expect to incur additional costs by advancing the clinical and non-clinical development of izicopan. Specifically, we expect to incur expenses during Phase 2 clinical development. We plan to continue studying izicopan in complement-mediated, chronic autoimmune and inflammatory conditions where an oral low molecular weight compound might have advantages or is needed for patients and where oral delivery is the medically preferred route of administration.

•
IFX002. We are developing IFX002 for the treatment of chronic inflammatory indications. IFX002 is a highly potent anti-complement C5a antibody with a higher humanization grade and altered PK properties compared to vilobelimab and is currently in pre-clinical development. Expenses for this program mainly consist of salaries, costs for preclinical testing conducted by CROs and costs to produce preclinical material.

•
Other development programs. Our other research and development expenses relate to our preclinical studies of other product candidates and discovery activities, expenses for which mainly consist of salaries, costs for production of preclinical compounds and costs paid to CROs.

General and administrative expenses

Our general and administrative expenses consist principally of:

•	employee-related expenses, including salaries, benefits and stock-based compensation expense based upon employees’ role within the organization;

•	professional fees for auditors and consulting expenses not related to research and development activities;

•	professional fees for lawyers not related to the filing, prosecution, protection and maintenance of our intellectual property;

•	insurance expenses including directors and officers liability insurance premiums; and

•	cost of facilities, travel, communication and office expenses.

Results of operations

The information below was derived from our unaudited interim condensed consolidated financial statements included elsewhere herein. The discussion below should be read along with these unaudited interim condensed consolidated financial statements and our Annual Report.

Comparison of the three months ended March 31, 2026 and 2025

	three months ended March 31,
	2026	2025	Change
	(in €)
Revenues	—	—	—
Cost of sales	—	(9,291)	9,291
Gross profit	—	(9,291)	9,291
Operating expenses
Sales and marketing expenses	(108,072)	(1,457,978)	1,349,906
Research and development expenses	(4,170,546)	(7,016,336)	2,845,791
General and administrative expenses	(3,177,444)	(5,062,605)	1,885,160
Total operating expenses	(7,456,062)	(13,536,919)	6,080,857
Other income	247,978	541,098	(293,119)
Other expenses	(66)	(26)	(40)
Operating result	(7,208,150)	(13,005,139)	5,796,989
Finance income	334,768	493,764	(158,996)
Finance expenses	(14,809)	(4,086)	(10,723)
Foreign exchange result	492,382	(1,908,829)	2,401,212
Other financial result	803,160	6,110,264	(5,307,103)
Income taxes	—	—	—
Income (loss) for the period	(5,592,649)	(8,314,027)	2,721,378
Exchange differences on translation of foreign currency	(15,026)	(150,667)	135,640
Total comprehensive income (loss)	(5,607,675)	(8,464,694)	2,857,018

Revenues

For both the three months ended March 31, 2026 and the three months ended March 31, 2025, we did not generate any revenue. For 2026, this is attributable to the discontinuation of GOHIBIC (vilobelimab) sales activities in the United States in December 2025.

Cost of sales

	three months ended March 31,
	2026	2025	Change
	(in €)
Cost of sales	—	9,291	(9,291)
Total	—	9,291	(9,291)

The fact that we incurred no cost of sales in the three months ended March 31, 2026 is attributable to the discontinuation of our sales activities in December 2025.

Sales and marketing expenses

	three months ended March 31,
	2026	2025	Change
	(in €)
Third-party expenses	36,610	207,811	(171,201)
Marketing expenses	3,082	205,078	(201,996)
Personnel expenses	54,247	644,216	(589,970)
Legal and consulting fees	10,155	261,332	(251,178)
Other expenses	3,978	139,541	(135,562)
Total sales and marketing expenses	108,072	1,457,978	(1,349,906)

Our sales and marketing expenses incurred for the three months ended March 31, 2026 decreased compared to the three months ended March 31, 2025 by €1.3 million to €0.1 million. This decrease is attributable to the discontinuation of our sales activities at the end of 2025.

The expenses of €0.1 million during the three months ended March 31, 2026 relate to processing costs associated with closing down sales operations.

Research and development expenses

	three months ended March 31,
	2026	2025	Change
	(in €)
Third-party expenses	1,885,957	3,969,044	(2,083,087)
thereof vilobelimab	460,581	1,559,909	(1,099,328)
thereof izicopan	1,334,073	2,340,564	(1,006,491)
thereof non-allocated	91,303	68,571	22,732
Personnel expenses	1,964,384	2,678,658	(714,274)
Other expenses	320,205	368,634	(48,429)
thereof vilobelimab	113,822	120,189	(6,367)
thereof izicopan	173,404	46,367	127,037
thereof non-allocated	32,979	202,078	(169,099)
Total research and development expenses	4,170,546	7,016,336	(2,845,791)

Our research and development expenses incurred for the three months ended March 31, 2026 decreased by €2.8 million to €4.2 million compared to the three months ended March 31, 2025. This decrease is primarily due to lower third-party expenses for external services for the Group’s research and development projects, as well as lower personnel expenses due to reduced share-based payment expenses. The year‑over‑year decrease in third‑party expenses primarily reflects that, during the three months ended March 31, 2025, our PG study was still ongoing and continued to incur related costs.

General and administrative expenses

	three months ended March 31,
	2026	2025	Change
	(in €)
Personnel expenses	1,828,964	2,628,711	(799,747)
Legal, consulting and audit fees	588,528	969,883	(381,355)
Other expenses	759,952	1,464,011	(704,059)
Total general and administrative expenses	3,177,444	5,062,605	(1,885,160)

Our general and administrative expenses incurred for the three months ended March 31, 2026 decreased by €1.9 million to €3.2 million compared to the three months ended March 31, 2025. This decrease is primarily due to lower personnel expenses, including reduced share-based payment expenses and lower legal and consulting fees.

Other income

	three months ended March 31,
	2026	2025	Change
	(in €)
Other income from government grants and research allowances	245,055	532,860	(287,805)
Further other income	2,924	8,238	(5,315)
Total other income	247,978	541,098	(293,120)

Our other income for the three months ended March 31, 2026 decreased by €0.3 million compared to the three months ended March 31, 2025 and primarily consists of research allowances under the “Forschungszulagengesetz” (Research Allowance Act) for the three months ended March 31, 2026.

Net financial result

	three months ended March 31,
	2026	2025	Change
	(in €)
Interest income	334,768	493,764	(158,996)
Interest expenses	—	(443)	443
Interest on lease liabilities	(14,809)	(3,643)	(11,166)
Financial Result	319,959	489,678	(169,719)

Foreign exchange income	764,782	1,229,009	(464,227)
Foreign exchange expense	(272,400)	(3,137,838)	2,865,438
Foreign exchange result	492,382	(1,908,829)	2,401,212

Result from the revaluation of pre-funded warrants at fair value	803,160	6,110,264	(5,307,103)
Other financial result	803,160	6,110,264	(5,307,103)
Net financial result	1,615,501	4,691,112	(3,075,611)

For the three months ended March 31, 2026, our net financial result decreased by €3.1 million to a gain of €1.6 million from a gain of €4.7 million for the three months ended March 31, 2025. This decrease is mainly attributable to the fair value remeasurement of pre-funded warrants issued in February 2025 in the amount of €5.3 million. This is partially offset by a €2.4 million improvement in foreign exchange results due to a short-term weakening of the U.S. dollar.

Liquidity and capital resources

Since inception, we have incurred significant operating losses. For the three months ended March 31, 2026, we incurred a net loss of €5.6 million. To date, we have financed our operations primarily through the sale of our securities. As of March 31, 2026, we had cash and cash equivalents in the amount of  €15.0 million and financial assets in the amount of €25.0 million, comprised of marketable securities in the amount of €24.7 million and other financial assets amounting to €0.3 million. Our cash and cash equivalents primarily consist of bank deposit accounts and fixed U.S. dollar term deposits.

Cash flows

The table below summarizes our consolidated statement of cash flows for the three months ended March 31, 2026 and 2025:

	three months ended March 31,
	2026	2025
	(in €)
Net cash used in operating activities	(7,392,345)	(14,015,672)
Net cash from/ (used in) investing activities	6,138,480	17,655,632
Net cash from/ (used in) financing activities	(74,690)	27,009,500
Cash and cash equivalents at the beginning of the period	16,022,171	18,375,979
Effect of Exchange gains/ (losses) on cash and cash equivalents	300,176	(1,738,808)
Cash and cash equivalents at the end of the period	14,993,792	47,286,630

1.	Net cash from/used in operating activities

The use of cash in all periods resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities decreased to €7.4 million in the three months ended March 31, 2026, from €14.0 million in the three months ended March 31, 2025.

2.	Net cash from/used in investing activities

Net cash from investing activities decreased by €11.5 million in the three months ended March 31, 2026, mainly due to lower proceeds from maturity of marketable securities in the three months ended March 31, 2026 compared to the three months ended March 31, 2025.

3.	Net cash from/used in financing activities

Net cash from financing activities decreased by €27.1 million in the three months ended March 31, 2026, compared to the three months ended March 31, 2025, due to a public offering of ordinary shares and pre-funded warrants in the three months ended March 31, 2025.

Funding requirements

We believe our existing cash and cash equivalents and financial assets will enable us to fund our operating expenses and capital expenditure requirements under our current business plan for at least the next 12 months.

We anticipate our expenses will decrease this year with regard to our ongoing activities. In particular, we anticipate significantly reduced sales and marketing efforts for GOHIBIC (vilobelimab) in the United States. We plan to continue required preclinical studies for izicopan and also to conduct a PK bridging study in China.

Beyond our current ongoing activities, we also plan to continue clinical development of izicopan and to initiate Phase 2b clinical trials in HS for which we will need the FDA to accept our clinical trial design and determine the costs for such a clinical trial, with additional clinical activity possible beyond HS, which would require us to secure additional financial resources and which might increase our expenses in the future.

As a result, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

If clinical data is supportive, we may seek marketing approval for any product candidates that we successfully develop. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, or eliminate our research and development programs or future commercialization efforts.

Until such time, if ever, that we can generate substantial meaningful product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, royalty-based financings, future collaborations, strategic alliances, licensing arrangements and government grants. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the interest of our current shareholders will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as an ordinary shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. Money received through government grants may require us to provide our product, if approved by regulatory authorities, at unfavorable conditions in such jurisdictions.

At-the-market program

On June 28, 2024, we entered into a Sales Agreement with Leerink Partners LLC, to sell our ordinary shares from time to time through an at-the-market, or ATM, equity offering program of up to $75.0 million.

We did not issue any ordinary shares under the Sales Agreement in the first quarter of 2026.

In 2025, we issued 4,691,149 ordinary shares under the Sales Agreement, resulting in € 6.9 million ($8.0 million) in net proceeds. As of December 31, 2025 and March 31, 2026, the remaining value authorized for sale under the Sales Agreement amounted to $65.7 million.

For more information as to the risks associated with our future funding needs, see “ITEM 3. Key Information––Risk factors” in our Annual Report.

Off-balance sheet arrangements

As of March 31, 2026, and during the periods presented, we did not have any off-balance sheet arrangements other than as described under “ITEM 5. Operating and financial review and prospects—off-balance sheet arrangements” in our Annual Report.

Contractual obligations and commitments

We do not have any, and during the periods presented we did not have any, contractual obligations and commitments other than as described under “ITEM 5. Operating and Financial Review and Prospects—Liquidity and capital resources––Contractual obligations and commitments” in the Annual Report.

Quantitative and qualitative disclosures about market risk

During the three months ended March 31, 2026, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “ITEM 11. Quantitative and Qualitative Disclosures About Market Risk” in the annual report.

Critical judgments and accounting estimates

There have been no material changes to the significant accounting policies and estimates described in “ITEM 5. Operating and Financial Review and Prospects—Critical judgments and accounting estimates” in the annual report.

Critical accounting estimates

There have been no material changes to the significant accounting policies and estimates described in Note B.2. to our consolidated financial statements in the annual report.

Cautionary statement regarding forward looking statements

This discussion contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this discussion and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

•	the success of our future clinical trials for vilobelimab’s treatment of other debilitating or life-threatening inflammatory indications, including ARDS;

•	the potential strategic transactions or collaborations, including a potential partnership of izicopan, or vilobelimab for PG;

•	the success of our future clinical trials for izicopan, and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

•
the timing, progress and results of preclinical studies and clinical trials of vilobelimab, izicopan and any other product candidates, including for the development of vilobelimab in several indications and other virally induced ARDS, HS and CSU, and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally;

•
our interactions with and the receptiveness and approval by regulators regarding the results of clinical trials and potential regulatory approval or authorization pathways, including our BLA submission for GOHIBIC (vilobelimab);

•
the timing and outcome of any discussions or submission of filings for regulatory approval of vilobelimab, izicopan or any other product candidate, and the timing of and our ability to obtain and maintain full regulatory approval and/or market authorization of vilobelimab or izicopan for any indication;

•	our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated immunological and inflammatory diseases;

•	our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, izicopan and any other product candidates, and the scope of such protection;

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whether the FDA or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials;

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the success of our future clinical trials for vilobelimab, izicopan and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

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our expectations regarding the size of the patient populations for, the market opportunity for, the medical need for and clinical utility of vilobelimab, izicopan or any other product candidates, if approved or authorized for commercial use;

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our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of any development candidate in the United States  and Europe;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if, approved or authorized, any commercial sales;

•	if any of our product candidates obtain regulatory approval or authorization, our ability to comply with and satisfy ongoing drug regulatory obligations and continued regulatory overview;

•	our ability to comply with enacted and future legislation in seeking marketing approval or commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel;

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our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors and other therapeutic products being developed in similar medical conditions in which vilobelimab, izicopan or any other of our product candidates is being developed or our industry; and

•	other risk factors discussed under the “ITEM 3. Key information––Risk factors” section of our Annual Report on Form 20-F.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “ITEM 3. Key information––Risk factors” section of our Annual Report and risks described in our subsequent SEC filings for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this discussion or in our Annual Report will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this discussion.